Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen presents positive PG545 preclinical data at Lorne Cancer Conference

Brisbane, Australia, 11 February 2011: Progen Pharmaceuticals Limited (ASX:PGL; OTC: PGLA) today announced that new preclinical data on PG545, a dual mechanism anti-angiogenic and anti-heparanase inhibitor, will be presented at the Lorne Cancer Conference in Victoria from the 10th-12th February 2011.

Progen’s Director of Preclinical Development, Dr. Keith Dredge said that the presentation at the conference focused on the anti-metastatic and inhibition of solid tumour growth properties of PG545 in a number of tumour models. Of particular interest was that PG545 significantly inhibits metastases and this correlates with overall survival in the 4T1 breast carcinoma model.

“Our findings confirm that PG545 can block the spread of tumour cells to other tissues, in this instance, the lungs. Critically, this reduction in metastasis correlates with overall survival and importantly, it appears to differentiate PG545 from other angiogenesis inhibitors such as Nexavar, which is unable to stop the spread of metastasis in this model.”

PG545 also significantly inhibits metastases in the spontaneous metastasis model of HT-29 (colon) and inhibits spontaneous metastasis from a subcutaneous site to the lung in the Lewis Lung carcinoma model.

“We also presented data which confirms PG545 limits the growth of ovarian cancer in mice when given as a single agent or in combination with Taxol®, a chemotherapy used for patients with ovarian cancer” said Dr. Dredge.

“This exciting data further supports the commercial potential of PG545 as an anti-cancer agent in a number of indications. PG545 is potentially the best-in-class heparanase inhibitor with superior drug-like properties. PG545 is currently being evaluated in a Phase I trial in advanced cancer patients” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.